SYLA Technologies Enters into a “Capital and Business Alliance Agreement” with RIBERESUTE

TOKYO, Jan. 23, 2024 (GLOBE NEWSWIRE) -- SYLA Technologies Co., Ltd. (NASDAQ: SYT) (“SYLA” or “the Company”), operator of the largest membership real estate crowdfunding platform in Japan, Rimawari-kun, today announced that it has entered into a Capital and Business Alliance Agreement (the “Agreement”) with RIBERESUTE CORPORATION, a Japan-based developer and seller of family-type condominiums (TSE: 8887) (“RIBERESUTE”). The companies had entered into a “Basic Agreement on Business Alliance” on November 15, 2023, and had also agreed on the same date that SYLA would acquire 2,158,800 shares of common stock of RIBERESUTE (which amounts to 20.39% of its 10,589,800 outstanding shares as of November 30, 2023) from four of its shareholders. This share acquisition was completed on January 12, 2024.

The Agreement, among other things, provides that RIBERESUTE shall not engage in any of the following acts without the prior consent of SYLA and insofar as it does not violate the principle of equal treatment of shareholders under the Companies Act of Japan.

1. Enter into a capital alliance with third parties

2. Introduce existing shareholders to third parties or otherwise facilitate the purchase of shares of RIBERESUTE group companies by third parties

1. Purpose and Reason for the Capital and Business Alliance

RIBERESUTE operates the businesses of development and sales of family condominiums primarily in the southern Kanto region. RIBERESUTE has strategically established its core operations around the development and construction of condominium properties, positioning itself as a manufacturing company leveraging its creative strengths and low-cost business model.

In contrast, SYLA operates a prop-tech business centered around the development of the “Rimawari-kun” asset management platform and “Rimawari-kun AI” with the mission to democratize real estate investment around the world. The capital and business alliance is aimed at forging new growth strategies in the real estate market, enhancing the corporate value of both companies and making significant contributions to solving social issues by maximizing the use of both companies’ management resources.

2. Expected Business Alliance Details

The envisioned details of the business alliance at this time are as follows:

(1) Complementary products

(2) Complementary geographic coverage

(3) Expansion of real estate crowdfunding business

(4) Promotion of internet marketing

(5) Real estate development

(6) Strengthening real estate management

(7) Strengthening building construction operations

(8) Promotion of digital transformation

(9) Reduction of operational costs

(10) Personnel exchange

(11) ESG management

3. Outline of the Counterparty for the Agreement

(1) Company name	RIBERESUTE CORPORATION
(2) Location	389-1, Kimmei-cho, Soka City, Saitama, Japan
(3) Title and name of representative	Shinichi Sakamoto, Chief Executive Officer
(4) Business	Real estate and general construction
(5) Capital	2,000,792,272 yen
(6) Date of establishment	June 1979
(7) Major shareholders and shareholding ratio excluding treasury stock (as of November 30, 2023)	Jun Planning Co., Ltd.	15.75%
	The Musashino Bank, Ltd.	2.93%
	Nobukazu Kawai	2.50%
	JAFCO Group Co., Ltd.	2.29%
	Junji Kawai	2.12%
	The Tokyo Higashi Shinkin Bank	1.89%

*On November 15, 2023, SYLA agreed to acquire 2,158,800 shares of common stock of RIBERESUTE from four of its shareholders. The acquisition was completed on January 12, 2024. Such acquisition of shares is not reflected in the above major shareholder information as of November 30, 2023.

(8) Operating results and financial condition for the past three years
Accounting period	FY ended May 2021	FY ended May 2022	FY ended May 2023
Net assets (thousand yen)	10,691,267	11,109,518	11,446,846
Total assets (thousand yen)	18,636,960	18,948,156	17,237,515
Net assets per share (yen)	1,009.58	1,049.08	1,080.93
Revenues (thousand yen)	6,037,163	6,064,928	7,444,240
Operating income (thousand yen)	511,053	1,117,285	1,083,214
Ordinary income (thousand yen)	626,102	1,018,559	1,081,364
Net income (thousand yen)	442,762	835,031	765,291
Net income per share (yen)	41.79	78.85	72.27
Dividend per share (yen)	40	40	40

About SYLA Technologies Co., Ltd.

Headquartered in Tokyo, Japan, SYLA Technologies Co., Ltd. (NASDAQ: SYT) (“SYLA” or “the Company”) owns and operates the largest membership real estate crowd-funding platform in Japan, Rimawari-kun, which targets individuals, corporate and institutional investors, as well as high net worth individuals. SYLA’s mission is to democratize real estate investment around the world through technology and asset management through the Rimawari-kun platform. SYLA is engaged in the overall investment condominium business, including planning, development, construction, sales, rental management, building management, repair work, and the sale of properties. Additional information about the Company’s products and services is available at https://syla-tech.jp/en.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected gross proceeds and the closing of the offering. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F, filed with the SEC on April 18, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Contact Information

SYLA Technologies Investor Relations Contact:

Gateway Group, Inc.

John Yi and Steven Shinmachi

SYLA@gateway-grp.com

(949) 574-3860

SYLA Technologies Company Contact:

Hajime Sugino

Head of SYLA USA

h_sugino@syla.jp